SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No.1)

                              THE TITAN CORPORATION
                           --------------------------
                                (Name of Issuer)

                      Common Stock,$.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    888266103
                                 --------------
                                 (CUSIP Number)

                                     May 14, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)

         [x]     Rule 13d-1(c)

         [ ]     Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 888266103
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Lancer Partners, Limited Partnership
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Item 6)
                                                             (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              1,229,000
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,229,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,229,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.60%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     PN
_____________________________________________________________________________
     * SEE INSTRUCTIONS BEFORE FILING OUT!

                                  SCHEDULE 13G

CUSIP NO. 888266103

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Lancer Offshore, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Item 6)
                                                             (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              2,090,000
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           2,090,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,090,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.71%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________
     * SEE INSTRUCTIONS BEFORE FILING OUT!

                                  SCHEDULE 13G

CUSIP NO. 888266103

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Michael Lauer
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Item 6)
                                                             (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              50,000
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           50,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.06%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________
     * SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a). Name of Issuer:
           The Titan Corporation (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:
           3033 Science Park Road
           San Diego, California 92121

Item 2(a). Name of Persons Filing:
           Lancer Partners, Limited Partnership ("LP")
           Lancer Offshore, Inc. ("LOI")
           Michael Lauer ("ML")

Item 2(b). Address of Principal Business Office or, if None, Residence:

           Lancer Partners, Limited Partnership
           350 Bedford Street, Suite 307
           Stamford, CT 06901

           Lancer Offshore, Inc.
           c/o CITCO Fund Services (Curcao) N.V.
           Kaya Flamboyan 9
           P.O. Box 812
           Curacao, Netherlands Antilles

           Michael Lauer
           350 Bedford Street, Suite 307
           Stamford, CT 06901

Item 2(c). Citizenship:
           LP: Connecticut

           LOI: British Virgin Islands

           ML: United States of America

Item 2(d). Title of Class of Securities:
           Common Stock, par value $.01 per share, of the Company ("Common Stock").

Item 2(e). CUSIP Number:
           888266103

Item 3.    If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
           (c), Check Whether the Persons Filing are a:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
           (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
           (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
           (e) [ ]  An investment advisor in accordance with Rule 13-d(b)(1)
                    (ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
           (i) [ ] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
           (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c),
            check this box.        [x]

Item 4.    Ownership.
           Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

           (a)      Amount beneficially owned:
                    LP - 1,229,000 shares of Common Stock

                    LOI - 2,090,000 shares of Common Stock

                    ML - 50,000 shares of Common Stock

           (b)      Percent of class:
                    LP - 1.60% (based on 77,248,675 shares of Common Stock outstanding as reported by the Company on April 1, 2002).

                    LOI- 2.71% (based on 77,248,675 shares of Common Stock outstanding as reported by the Company on April 1, 2002).

                    ML - 0.06% (based on 77,248,675 shares of Common Stock outstanding as reported by the Company on April 1, 2002).

Item 5.    Ownership of Five Percent or Less of a Class:
           Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           Lancer Management Group II, LLC, a Connecticut limited liability company ("LMG II"), is the sole general partner of Lancer Partners, Limited Partnership. Michael Lauer is the sole manager and principal member of LMG II and he controls all of its operations and activities. Lancer Management Group, LLC, a Connecticut limited liability company ("LMG"), is the sole investment manager of Lancer Offshore, Inc. Michael Lauer is the sole manager and principal member of LMG and he controls all of its operations and activities. No other person, other than Michael Lauer, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities identified in Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
           Not applicable.

Item 8.    Identification and Classification of Members of the Group.
           Lancer Partners, L.P., Lancer Offshore, Inc. and Michael Lauer are the only Members of the Group filing this Schedule 13G.

Item 9.    Notice of Dissolution of a Group.
           Not applicable.

Item 10.   Certification.
           Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2002

Lancer Partners, Limited Partnership
By: Lancer Management Group II, LLC

        By: /s/ Michael Lauer
           -----------------------
           Name:  Michael Lauer
           Title: Manager


Lancer Offshore, Inc.
By: Lancer Management Group, LLC

        By: /s/     Michael Lauer
           ------------------------
           Name: Michael Lauer
           Title: Manager

Michael Lauer

        By: /s/    Michael Lauer
           ------------------------
           Name: Michael Lauer

                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made this 14th day of May, 2002, by and among LANCER PARTNERS, LIMITED PARTNERSHIP, a Connecticut limited partnership
("Partnership"), LANCER OFFSHORE, INC., British Virgin Islands corporation ("Corporation") and Michael Lauer ("Lauer").

                               W I T N E S S E T H

     WHEREAS, pursuant to the Section 13(g) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13(g) with the Securities and Exchange Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

     1. The Partnership, Corporation and Lauer hereby agree to jointly file an amendment to Schedule 13G with the SEC regarding the ownership of common stock $.01 par value, of The Titan Corporation and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.



LANCE PARTNERS, LIMITED PARTNERSHIP         LANCER OFFSHORE, INC.

By:    Lancer Management                    By:   Lancer Management
        Group, LLC                                  Group, LLC


       By: /s/  Michael Lauer                      By: /s/  Michael Lauer
          ---------------------                       ---------------------
          Name: Michael Lauer                         Name: Michael Lauer
          Title: Manager                              Title: Manager





Michael Lauer

By: /s/   Michael Lauer
   -------------------------
   Name: Michael Lauer